

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 12, 2017

John Swygert
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, Pennsylvania, 17112

> **Re: Ollie's Bargain Outlet Holdings, Inc.**
> **Form Schedule 14A**
> **Filed April 27, 2017**
> **File No. 001-37501**

Dear Mr. Swygert:

We have reviewed your filing and have the following comment.

Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Compensation Discussion and Analysis

Elements of Our Executive Compensation and Benefits Programs

Long-Term Equity Incentive Compensation, page 16

1. We note that the compensation committee determines the "[l]evels, mix and frequency" of long-term equity incentive compensation awards, and that such awards "are designed to reflect each recipient's level of responsibility and performance." In future filings, please revise your disclosure to provide more detail regarding the manner in which each such award reflects the recipient's "level of responsibility and performance." Refer to Item 402(b)(1)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products